TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365 Fax: (604)684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the “Meeting”) of Shareholders of Taseko Mines Limited (the “Company”) will be held at the Terminal City Club, Ferguson Room, 837 West Hastings Street, Vancouver, British Columbia on June 16, 2009 at 10:30 a.m., local time, for the following purposes:

1.	To receive the financial statements of the Company for its fiscal year ended December 31, 2008, report of the auditor and related management discussion and analysis.

2.	To fix the number of directors of the Company at 9.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint an auditor of the Company for the ensuing year.

5.	To approve the continuation of the share option plan.

An Information Circular accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, May 13, 2009.

BY ORDER OF THE BOARD

“Russell E. Hallbauer”

Russell E. Hallbauer
President and Chief Executive Officer